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                                                                EXHIBIT 99(b)(2)

                             ALLEGIANCE CORPORATION
                   STOCK OPTION PLAN ADOPTED NOVEMBER 5, 1998
                              TERMS AND CONDITIONS


1.  PURPOSE

This Stock Option Plan dated November 5, 1998 ("Plan") is adopted pursuant to the Allegiance 1996 Incentive Compensation Program ("Program") for the purposes started in the Program.

2.  PARTICIPANTS

Participants in this Plan ("Optionee") shall be valued employees of Allegiance Corporation or its subsidiaries ("Company") who have been selected by the Committee, as defined in the Program ("Committee"), and to whom the Committee makes an award of an option ("Option") under this Plan.

3.  AWARDS

Each Option shall consist of a Stock Option as defined in the Program and is granted under the terms and conditions contained in the Program and this Plan. Not more than 200,000 Options in total may be awarded by the Committee under this Plan. Terms defined in the Program shall have the same meaning when used in the Plan and to the extent that any of the terms and conditions contained in this Plan are inconsistent with the Program, the terms of the Program shall control. However, it shall be a condition to receipt of Options under this Plan that the Optionee waive the right to immediate exercise of the Options under
Section 12.8 of the Program in connection with the consummation of the transactions contemplated by that certain agreement and plan of merger among Allegiance Corporation, Cardinal Health, Inc. and Cardinal Health, Inc. Merger Corp. dated on or about October 8, 1998. No Option issued under the Plan is intended to qualify as an Incentive Stock Option within the meaning of Section 422 of the United States Internal Revenue Code.

4.  VESTING, EXERCISE AND EXPIRATION

4.1 Each Option will vest in three equal installments on the first, second and third anniversary of the grant. Each Option shall not vest more than three years after the Optionee's employment is terminated by retirement at or after age 55 but shall otherwise continue to vest until the Option expires pursuant to
Section 4.4

4.2 When vested and until it expires, each Option may be exercised in whole or in part in the manner specified by the Stockholder Services Department of Allegiance Corporation. If exercised in part, the Option must be exercised in installments consisting of at least 100 shares or, if options for less than 100 shares are then exercisable, for the number of shares then exercisable. Shares of Common Stock may


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not be used to pay the exercise price of the Option unless certificates representing such shares have been issued and are delivered by the Optionee in accordance with the requirements specified by the Stockholder Services Department. Residents of the United Kingdom may not use shares of Common Stock to pay the exercise price of the Option in any circumstances.

4.3 If the Optionee's employment by the Company is terminated by death or disability more than twelve (12) months after the date on which the Option is granted, the optionee or the Optionee's legal representative or the person or persons to whom the Optionee's rights under the Option are transferred by will or the laws of descent and distribution shall have the right to exercise the Option until it expires in accordance with its terms with respect to all or any part of the shares remaining subject to the Option (whether or not such shares were purchasable by the Optionee under Section 4.1 at the time of death).

4.4 Each Option shall expire at the close of business on the earlier of a date determined as follows or, if such data is not a Business Day, then the last Business Day preceding such date: (i) one year after the date on which employment of the Optionee by the Company shall have been terminated by the Optionee's death or disability; (ii) five years after the date on which employment of the Optionee by the Company shall have been terminated by retirement at or after age 55; (iii) three months after the date on which employment of the Optionee by the Company shall have terminated except as provided in subsection 4.4(i) and (ii), unless the Optionee dies or becomes disabled during said three-month period, in which case the relevant date shall be one year after the termination; or (iv) ten years from the date on which the Option was granted. "Business Day" shall mean any day, other than Saturday or Sunday, when the corporate headquarters of the Company is open for the transaction of business and when the Common Stock is traded on the New York Stock Exchange. A transfer of an Optionee from employment by one corporation to another among Allegiance Corporation and its subsidiaries, or a transfer of an Optionee to employment by another corporation which assumes the Option or issues a substitute Option in a transaction to which Section 424 of the Internal Revenue Code applies, shall not be considered a termination of employment for purposes of the Option.


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